October 10, 2017
Ms. Jodi Butts

Dear Ms. Butts:
Canada Goose Holdings Inc., a company incorporated under the laws of British Columbia and listed on the Toronto Stock Exchange and New York Stock Exchange (the “Company”), is delighted to invite you to join the Board of Directors of the Company and of its wholly-owned subsidiary Canada Goose Inc. (the “Board of Directors”) as a director, effective November 1, 2017.
During your service as a director on the Board of Directors, the Company shall pay you an annual retainer fee in the amount of C$75,000 subject to any applicable withholding taxes (the “Board Fee”), payable at the end of each quarter that you have served as a director on the Board of Directors. In addition to the Board Fee, the Company shall reimburse you for reasonable travel expenses incurred by you in providing service to the Company. The Board Fee shall be prorated for any partial periods of service, and you shall not be entitled to receive any Board Fee for any period after you are no longer serving as a director on the Board of Directors.
In addition, you will receive equity grants under the Company’s Long Term Incentive Plan for your service.  You will receive an initial grant valued at C$300,000 expected to be granted after the Company’s next earnings release. Such grant will be made in accordance with the Company’s policies and procedures and subject to applicable blackout periods. You will be entitled to an annual grant under the Company’s Long Term Incentive Plan valued at C$100,000 (“Annual Equity Grant”). The annual grant will be issued after the release of the Company’s annual results and will be prorated to your length of service during your first fiscal year of service on the Board of Directors.  All grants are subject to plan terms which may be modified from time to time.
As a condition to the payment of the Board Fee and Annual Equity Grant for your service as a director on the Board of Directors, you acknowledge and agree that you will devote approximately one to two days per month (but not less than one day per month) of your time to providing service to the Company as a director on the Board of Directors.
During your service as a director for the Company, the Company shall maintain a policy for Directors’ and Officers’ Liability Insurance with coverage that meets or exceeds standard coverage limits for similarly situated companies. Furthermore, the Company hereby agrees to defend, indemnify and hold you harmless for any and all claims, damages, lawsuits or other liabilities, including reasonable attorneys’ fees, arising out of your service as a director for the Company.
As a condition to your commencement of service as a director on the Board of Directors and the Company’s payment of any Board Fee, you hereby agree to sign the form of confidentiality,

nondisclosure and assignment agreement attached hereto as Exhibit A (the “Confidentiality and Assignment Agreement”) on the date of this letter agreement.
Jodi, we very much look forward to working with you. Assuming that this letter is acceptable to you, you may indicate your agreement with the terms of this letter agreement and accept this offer by signing and dating this letter agreement and returning it to the undersigned.

Very truly yours,
CANADA GOOSE HOLDINGS INC.

/s/ Dani Reiss            /s/ Ryan Cotton

Dani Reiss            Ryan Cotton
President & Chief Executive Officer            Director

AGREED:

/s/ Jodi Butts
Jodi Butts
Dated: October 24, 2017

EXHIBIT A
CONFIDENTIALITY, NONDISCLOSURE AND ASSIGNMENT AGREEMENT
This CONFIDENTIALITY, NONDISCLOSURE AND ASSIGNMENT AGREEMENT (this “Agreement”) is made and entered into as of October 10, 2017 (the “Effective Date”) by and between Canada Goose Holdings Inc., a company incorporated under the laws of British Columbia (“Company”), and Jodi Butts (“Director”). In consideration for, and as a condition of, the Company engaging Director to serve as a director on the Board of Directors of the Company (including, without limitation, the compensation described in that certain letter agreement, dated as of October 10, 2017, to be paid to Director in connection with such service), the Company and Director hereby agree as follows:
1.    DEFINITIONS. As used in this Agreement:
1.1    “Company Parties” means the Company and its direct and indirect subsidiaries.
1.2    “Confidential Information” means any and all proprietary information and any business concept including any idea in whatever form, tangible or intangible, related to the business of any of the Company Parties, including, without limitation, trade secrets, technical information, business information, financial information, information relating to any products, services, formulations, strategies, marketing plans, operations, customers, clients, payors, suppliers, vendors, employees, consultants or business associates, and any other confidential or proprietary information. Notwithstanding the foregoing, “Confidential Information” shall not be deemed to include information that is or becomes (other than directly or indirectly as a result of any act or omission of Director) publicly known.
1.3    “Director’s Confidential Information” means any and all proprietary information and any proprietary business concepts including any idea in whatever form, tangible or intangible, related to Director’s business interests outside of his Services to the Company Parties, including, without limitation, trade secrets, technical information, business information, financial information, industry information, information relating to any products, services, formulations, strategies, marketing plans, operations, customers, clients, payors, suppliers, vendors, employees, consultants or business associates, and any other confidential or proprietary information. Notwithstanding the foregoing, “Confidential Information” shall not be deemed to include information that is or becomes (other than directly or indirectly as a result of any act or omission of Company) publicly known.
1.1    “Intellectual Property” means all Confidential Information, documentation, drawings, ideas, inventions, know-how, materials, works of authorship, and other forms of technology or intellectual property.
1.2    “Intellectual Property Rights” means all copyrights, trademark rights, patent rights, trade secret rights, and other proprietary rights in any jurisdiction.
1.3    “Services” means Director’s service to the Company as a director on the Board of Directors of the Company and any other services provided by Director to the Company or any of its direct or indirect subsidiaries during Director’s service as a director on the Board of Directors of the Company.
1.4    “Work Product” means (a) all reports, analyses and other writings (including, without limitation, in electronic form or other medium or format) and all other items and work product provided by Director to Company in connection with Director providing the Services, (b) all Intellectual Property, in any stage of development, that Director conceives, creates, develops, or reduces to practice in connection with performing the Services, and (c) all tangible embodiments (including, without limitation, models, presentations, prototypes, reports, samples, and summaries) of each item of such Intellectual Property. Work Product shall not include any Intellectual Property conceived, created, developed or reduced to practice prior to Director’s association with the Company or conceived, created, developed or reduced to practice outside of Director’s performance of the Services.
2.    CONFIDENTIALITY; NONDISCLOSURE. During the term of Director’s performance of Services and at all times thereafter, Director will (a) hold all Confidential Information in strict trust and confidence, and (b) refrain from disclosing, using, publishing, furnishing or making accessible or permitting others to disclose, use, publish, furnish or make accessible any Confidential Information to any third party without obtaining Company’s express prior written consent. Director will protect the Confidential Information from unauthorized use, access, or disclosure in the same manner as Director protects Director’s own confidential or proprietary information of a similar nature, and with no less than the greater of reasonable care and industry-standard care. Additionally, Director will be permitted to disclose Confidential Information to the extent that such disclosure is expressly approved in writing by Company, or is required by law or court order, provided that Director immediately notifies Company in writing of such required disclosure and cooperates with Company, at Company’s request, in any lawful action to contest or limit the scope of such required disclosure, including, without limitation, filing motions and otherwise making appearances before a court. Director will not remove any tangible embodiment of any Confidential Information from Company’s facilities or premises without Company’s express prior written consent. Upon Company’s request and upon any termination or expiration of the Letter Agreement, Director will promptly (x) return to Company or, if so directed by Company in its discretion, destroy all tangible embodiments of the Confidential Information (in every form and medium), (y) permanently erase all electronic files containing or summarizing any Confidential Information, and (z) certify to Company in writing that Director has fully complied with the foregoing obligations.
3.    CONFIDENTIAL INFORMATION OF DIRECTOR. During the term of Director’s performance of Services and at all times thereafter, Company will (a) hold all Director’s Confidential Information in strict trust and confidence, and (b) refrain from disclosing, using, publishing, furnishing or making accessible or permitting others to disclose, use, publish, furnish or make accessible any Director’s Confidential Information to any third party without obtaining Director’s express prior written consent. Company will protect the Director’s Confidential Information from unauthorized use, access, or disclosure in the same manner as Company protects its own confidential or proprietary information of a similar nature, and with no less than the greater of reasonable care and industry-standard care. Additionally, Company will be permitted to disclose Director’s Confidential Information to the extent that such disclosure is expressly approved in writing by Director, or is required by law or court order, provided that Company immediately notifies Director in writing of such required disclosure and cooperates with Director, at Director’s request, in any lawful action to contest or limit the scope of such required disclosure, including, without limitation, filing motions and otherwise making appearances before a court.
1.    WORK PRODUCT. Director agrees that all Work Product will be the sole and exclusive property of Company. In performing the Services, Director will not disclose to Company, or use on Company’s behalf, any Intellectual Property of any third party. All elements in the Work Product that are protected by copyright are “works made for hire” for which Company is the “author”. Company will exclusively own the copyright in all such works upon their creation. To the extent that any aspect of such Work Product is found as a matter of law not to be a “work made for hire” as contemplated above or embody intellectual property other than copyright, Director hereby irrevocably and unconditionally assigns to Company all right, title, and interest worldwide in and to the Work Product and all Intellectual Property Rights thereto. Director understands and agrees that Director has no right to use the Work Product except as necessary to perform the Services for Company. If any Intellectual Property Rights, including, without limitation, moral rights, in the Work Product, cannot (as a matter of law) be assigned by Director to Company as provided above, then (a) Director unconditionally and irrevocably waives the enforcement of such rights and all claims and causes of action of any kind against Company with respect to such rights, and (b) to the extent Director cannot (as a matter of law) make such waiver, Director unconditionally grants to Company an exclusive, perpetual, irrevocable, worldwide, fully-paid license, with the right to sublicense through multiple levels of sublicensees, under any and all such rights (i) to reproduce, create derivative works of, distribute, publicly perform, publicly display, digitally transmit, and otherwise use the Work Product in any medium or format, whether now known or hereafter discovered, (ii) to use, make, have made, sell, offer to sell, import, and otherwise exploit any product or service based on, embodying, incorporating, or derived from the Work Product, and (iii) to exercise any and all other present or future rights in the Work Product.
2.    GENERAL PROVISIONS
2.1    Governing Law; Severability. This Agreement is governed by the laws of the province of Ontario and the federal laws of Canada applicable therein, without reference to any conflict of laws principles that would require the application of the laws of any other jurisdiction. If any provision of this Agreement is, for any reason, held to be invalid or unenforceable, the other provisions of this Agreement will be unimpaired and the invalid or unenforceable provision will be deemed modified so that it is valid and enforceable to the maximum extent permitted by law.
2.2    Remedies. Director acknowledges that any breach of this Agreement by Director would cause irreparable injury to Company for which monetary damages would not be an adequate remedy and, therefore, Company will be entitled, in addition to any other remedies it may have under this Agreement or otherwise, to preliminary and permanent injunctive relief, specific performance and other equitable relief, without any requirement to post bond. Director acknowledges, however, that no specification in this Agreement of a particular legal or equitable remedy may be construed as a waiver of, or prohibition against, pursuing other legal or equitable remedies in the event of a breach of this Agreement by Director.
2.3    Waiver. No failure or delay by any party in exercising any right, power or privilege hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise thereof or the exercise of any other right, power or privilege. Any agreement on the part of a party to a waiver of any provision of this Agreement shall be valid only if set forth in writing and signed by such party. No waiver of any term, provision or condition of this Agreement in any one or more instances will be deemed to be, or may be construed as, a further or continuing waiver of any such term, provision or condition.
2.4    Entire Agreement; Amendments; Assignment. This Agreement constitutes the entire agreement between the parties hereto with respect to the subject hereof, and fully supersedes any prior agreements or understandings, both written and oral, between the parties with respect thereto. No change, modification or amendment to this Agreement will be valid unless in writing and signed by the parties to this Agreement. This Agreement and your rights and/or obligations hereunder may not be assigned, delegated or transferred by you (whether voluntarily or involuntarily).
[Signature Page Follows]
1.

IN WITNESS WHEREOF, the parties hereto have duly executed this Confidentiality, Nondisclosure and Assignment Agreement as of the Effective Date.

“COMPANY” CANADA GOOSE HOLDINGS INC. By: /s/ Dani Reiss Name: Dani Reiss Title: President & Chief Executive Officer	“DIRECTOR” /s/ Jodi Butts Jodi Butts

By: /s/ Ryan Cotton
Name: Ryan Cotton
Title: Director